Exhibit 99.1

Media Advisory: TransAlta Corporation Annual and Special Meeting of Shareholders, First Quarter 2018 Results and Conference Call

CALGARY, April 6, 2018 /CNW/ - TransAlta Corporation ("TransAlta") (TSX: TA; NYSE: TAC) will hold its Annual and Special Meeting of Shareholders on Friday, April 20, 2018 at 10:00 a.m. MT (12:00 p.m. ET) in the Palomino Room (E-H) at the BMO Centre (Stampede Park) in Calgary, Alberta. The Annual and Special Meeting will be broadcast via webcast and conference call. To access the broadcast, please visit https://transalta.com/investors/events-and-presentations/ or use the dial-in information provided below.

Dial-in number – Annual and Special Meeting of Shareholders:
Toll-free North American participants call: 1-855-353-9183 (Code 25669#)

TransAlta will release its first quarter 2018 results before market open on Tuesday, May 8, 2018. A conference call and webcast to discuss the results will be held for investors, analysts, members of the media and other interested parties the same day at 9:00 a.m. Mountain (11:00 a.m. ET). The media will be invited to ask questions following analysts.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Sally Taylor" as moderator.

Dial-in numbers – First Quarter 2018 Results:
Toll-free North American participants call: 1-888-231-8191
Outside of Canada & USA call: 1-647-427-7450

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-859-2056 (Canada and USA toll free) with TransAlta pass code 8088918 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2018/06/c1867.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 12:11e 06-APR-18